UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month May 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated May 31, 2021	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs about the following OTHER RELEVANT INFORMATION Following the "Other Relevant Information" note communicated on 21 May 2021, the Company informs about the specific payment conditions of the preferred dividend, mandatory pursuant to the provisions of article 6 Bis.2 of the Company's Articles of Association, equal to EUR 0.01 per every Class B Share in circulation entitled to receive it, which was approved at the Ordinary General Shareholders' Meeting held on 21 May 2021, on second call, and which will be paid on 7 June 2021, in the terms resulting from the notice attached hereto as Annex 1. Also, the Company informs about the specific payment conditions of the ordinary dividend charged to voluntary reserves of the Company, which was approved at the Ordinary General Shareholders' Meeting abovementioned and that will be paid next 7 June 2021, in the terms resulting from the notice attached hereto as Annex 2. In Barcelona, on 31 May 2021 Ms. Núria Martín Barnés Secretary to the Board of Directors

PAYMENT OF MANDATORY PREFERRED DIVIDEND TO CLASS B SHARES In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on 21 May 2021, a preferred dividend will be distributed to Class B Shares, as per the results of fiscal year ended 31 December 2020: Payment date: 7 June 2021 Ex-date: 3 June 2021 Class B Shares ISIN code: ES0171996095 Share name: Grifols, S.A. Number of Class B Shares: 261,425,110 Nominal value: 0.05.-€ Treasury shares: 4,762,723 Total dividend amount: 2,614,251.-€ Gross amount per unit (deducting the treasury shares): 0.01018556.-€ Tax withheld 19% per unit (**): 0.00193526.-€ Net amount per unit: : 0.00825030.-€ (**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona on 31 May 2021 Ms. Núria Martín Barnés Secretary to the Board of Directors

DIVIDEND PAYMENT In accordance with the resolutions passed at the Ordinary General Shareholders' Meeting held on second call on 21 May 2021, an ordinary dividend of EUR 247,519,749 charged to voluntary reserves of the Company will be distributed: Payment date: 7 June 2021 Ex-date: 3 June 2021 ISIN code: Class A Shares: ES0171996087 Class B Shares: ES0171996095 Share name: Grifols, S.A. Total number of Shares representing the share capital: 687,554,908 Class A Shares: 426,129,798 Class B Shares: 261,425,110 Nominal value: Class A Shares: 0.25.-€ Class B Shares: 0.05.-€ Treasury shares: Class A Shares: 3,442,705 Class B Shares: 4,762,723 Total dividend amount: 247,519,749.-€ Gross amount per unit (deducting the treasury shares): 0.36434818.-€ Tax withheld 19% per unit (**): 0.06922615.-€ Net amount per unit: 0.29512203.-€ (**) Applicable withholding rate, generally used, notwithstanding those cases in which the retention is not applied, based on the tax nature, situation or residency of the recipient, in accordance with the regulations in force on Personal Income Tax, Corporate Income Tax and Income Tax for non-residents. The dividend amount shall be paid as per prevailing regulations for stockholder companies, using the means provided by Iberclear for said entities.

To that end, the payment agency appointed is BBVA. In Barcelona on 31 May 2021 Ms. Núria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  May 31, 2021